UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Peoples Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   70978T 10 7
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                                 (CUSIP Number)

                               December 31, 2005**
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      Rule 13d-1(b)
[X]   Rule 13d-1(c)
      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 1 to Schedule 13G contains disclosure with respect to unreported changes in beneficial ownership that occurred during 2005 and also contains disclosure, by footnote, with respect to unreported changes that occurred during 2001, 2002, 2003, and 2004.

CUSIP No. 70978T 10 7                                          Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Alexander P. Rasin, III

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2        Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)
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3        SEC Use Only
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4        Citizenship or Place of Organization:  United States
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Number of            5     Sole Voting Power:  9,285 (1)
Shares
Beneficially         6     Shared Voting Power:  48,342 (2)
Owned by
Each                 7     Sole Dispositive Power:  9,285 (1)
Reporting
Person With          8     Shared Dispositive Power:  48,342 (2)
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9        Aggregate Amount Beneficially Owned by Each Reporting Person:
         57,627 (3)
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10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
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11       Percent of Class Represented by Amount in Row (9):  7.30% (4)
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12       Type of Reporting Person:  IN
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Notes:(1)   The number of shares beneficially owned as of December 31, 2001,
            2002, 2003 and 2004 was 7,306, 7,815, 8,310, and 9,087,
            respectively.
      (2)   These amounts have not changed since January 2, 2001.
      (3)   The aggregate number of shares beneficially owned as of December 31,
            2001, 2002, 2003 and 2004 was 55,648, 56,157, 56,652, and 57,429,
            respectively.
      (4)   The percentage of class represented by amount in Row (9) as of
            December 31, 2001, 2002, 2003 and 2004 was 6.74%, 7.01%, 7.13%, and
            7.23%, respectively.

                                                               Page 3 of 5 Pages

Item 1(a).        Name of Issuer:

                  Peoples Bancorp, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Spring Avenue
                  Chestertown, Maryland 21620

Item 2 (a).       Name of Person Filing:

                  Alexander P. Rasin, III

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  P.O. Box 228
                  Chestertown, Maryland 21620

Item 2(c).        Citizenship or Place of Organization

                  United States of America, State of Maryland

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $10.00 per share

Item 2(e).        CUSIP Number:

                  70978T 10 7

Item 3.           Not Applicable

                                                               Page 4 of 5 Pages

Item 4.           Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount Beneficially Owned:

                      57,627 (1)

                      Note:  (1)   The amount beneficially owned as of December
                                   31, 2001, 2002, 2003 and 2004 was 55,648,
                                   56,157, 56,652, and 57,429, respectively.

                  (b) Percent of Class:

                      7.30%  (1)

                      Note:  (1)   The percentage of class beneficially owned as
                                   of December 31, 2001, 2002, 2003 and 2004 was
                                   6.74%, 7.01%, 7.13%, and 7.23%, respectively.

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 9,285 (1)

                      (ii)  Shared power to vote or to direct the vote: 48,342
                            (2)

                      (iii) Sole power to dispose or to direct the disposition
                            of: 9,285 (1)

                      (iv) Shared power to dispose or to direct the disposition of: 48,342 (2)

                      Notes: (1)   The number of shares beneficially owned as of
                                   December 31, 2001, 2002, 2003 and 2004 was
                                   7,306, 7,815, 8,310, and 9,087, respectively.

                             (2) The number of shares includes 46,920 shares owned by Residuary Trust Under the Will of
                                   A. Parks Rasin, Jr., deceased, of which
                                   Mr. Rasin serves as a co-trustee and 1,422 shares held by Mr. Rasin's spouse. These amounts have not changed since January 2, 2001.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

                                                               Page 5 of 5 Pages

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:  January 24, 2006                   By:   /s/ Alexander P. Rasin, III
                                                 -------------------------------
                                                 Alexander P. Rasin, III